CHINA SXAN BIOTECH, INC.
c/o American Union Securities, Inc.
100 Wall Street, 15th Floor
New York, NY 10005
212-232-0120

April 14, 2008

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: William Kearns

Re:         China Sxan Biotech, Inc.
Form 8-K
Filed July 11, 2007
File No. 000-27175
Form 10-QSB for the Quarter Ended September 30, 2007
Filed November 19, 2007
File No. 000-27175

Dear Mr. Kearns,

This letter is provided in response to your letter addressed to the undersigned dated February 8, 2008, regarding the above-referenced Form 8-K and Form 10-QSB for China Sxan Biotech, Inc. Responses are set forth below the items noted by the Staff in your letter.

Form 8-K Filed on July 11, 2007

General

1.           Please file a pro forma balance sheet and income statement for the latest fiscal period (year ended June 30, 2007) before the transaction.  Please ensure the pro forma financial statements are presented in the columnar form showing condensed historical financial statements of the acquirer and target company, pro forma adjustments, and the pro forma results with explanatory notes regarding any adjustments made.  Please refer to the guidance in Item 310(d)(2) of Regulation S-B.

Response:

When the Staff has no further comments on our proposals for amending our prior filings, we will file an amendment to the Form 8-K filed on July 11, 2007.  The Amendment will contain the “Unaudited Pro Forma Condensed Financial Statements as of June 30, 2007” that accompany this letter as Exhibit I.

American Sxan Biotech Interim Financial Statements

General

2.           We note that you have filed the audited financial statements of Tieli Xiaoxinganling Forest Frog Breeding Co., Ltd for the fiscal years ended June 30, 2006 and 2005 and American Sxan Biotech, Inc. interim financial statements for the nine months ended March 31, 2007 and 2006. Since the transaction with Advance Technologies was consummated on July 10, 2007, it appears you should have filed the audited financial statements for the recent fiscal year end before the transaction.  Accordingly, please revise to include the audited financial statements of American Sxan Biotech, Inc. for the fiscal years ended June 30, 2007 and 2006 in accordance with Item 310(c) of Regulation S-B.

Response:

When the Staff has no further comments on our proposals for amending our prior filings, we will file an amendment to the Form 8-K filed on July 11, 2007.  The Amendment will contain the audited “Consolidated Financial Statements of American SXAN Biotech, Inc” that accompany this letter  as Exhibit II

Notes to Financial Statements

3.           Please revise to include a footnote describing how you accounted for your October 31, 2006 acquisition of Tieli Xiaoxinganling Forest Frog Breeding Co., Ltd. Specifically, disclose the terms and conditions of the acquisition (eg. $1 miilion cash consideration) and the authoritative literature used to support your accounting treastment.

Response:

In the amendment to the Form 8-K filed on July 11, 2007, we will include the following note among the Notes to Financial Statements:

On October 31, 2006 the Board of Directors of Tieli Xiaoxinganling Forest Frog Breeding Co., Ltd. unanimously approved the acquisition agreement with American Sxan Biotech, Inc. (“ASXAN”) whereby ASXAN purchased 100% of Tieli Xiaoxinganling Forest Frog Breeding Co., Ltd. for $1,000,000 in cash.  The transaction was treated as a reverse merger as ASXAN was a holding company with no significant operations and Tieli Xiaoxinganling Frog Breeding Co., Ltd continues as the primary operating entity after the transaction.

Form 10-QSB for the Quarter Ended September 30, 2007

Financial Statements

General

4.           Due to the recent reverse merger transactions, please revise to include a statement of stockholders equity for the interim period in accordance with Item 310(b) of Regulation S-B.

Response:

When the Staff has no further comments on our proposals for amending our prior filings, we will file an amendment to the Form 10-QSB for the quarter ended September 30, 2007.  The Amendment will contain the statement of stockholders’ equity that accompanies this letter as Exhibit III.

5.           We noted from review of page 2 in your Form 8-K filed on July 11, 2007 that Advance Technologies’ operating assets and liabilities were transferred to Infrared Systems International, a wholly owned subsidiary of Advance Technologies.  It is our understanding that you intend on distributing all of the outstanding shares of this subsidiary to the holders of its common stock (i.e. a spin-off) once a registration statement has been declared effective.  It appears that as of September 30, 2007, this spin-off transaction has not occurred.  Please tell us how you recorded the operations of Infrared Systems International in your consolidated financial statements as of September 30, 2007. Specifically, discuss your consideration of SFAS No. 144.

Response:

As of September 30, 2007 and during the quarter then-ended, Infrared Systems International did not conduct any revenue-generating business operations.  Infrared Systems International did incur nominal general and administrative expenses, all of which were consolidated into our consolidated financial statements as of September 30, 2007.

Consolidated Statements of Operations and Comprehensive Income, page 2

6.           Please provide a detailed discussion of how you accounted for the Series A and Series B convertible preferred stock when calculating diluted earnings per share.  Please refer to the guidance in paragraph (26) and (35) of SFAS No. 128.

Response:

In accordance with FAS 128 “Earnings per Share,” the Series A and Series B convertible preferred stock became dilutive starting on the date of issuance.  Using the if-converted method, the Series A convertible preferred stock would be converted into 529,637 shares of the company’s common stock and the Series B convertible preferred stock would be converted into 17,647,059 shares of the company’s common stock (taking into account the 1-for 51 reverse stock split implemented in September 2007). The resulting dilutive effect is shown as follows:

Weighted average common shares                                                                                    1,785,903
Effect of dilutive securities:
Series A convertible preferred                                                                               477,825
Series B convertible preferred                                                                           15,920,716

Dilutive potential common stocks                                                                                    18,184,444

Accordingly, when the Staff has no further comments on our proposals for amending our prior filings, we will file an amendment to the Form 10-QSB for the quarter ended September 30, 2007.  The consolidated statements of operations and comprehensive income in the amendment will reflect the dilutive effect our convertible preferred stock.

Acknowledgement

The undersigned, as Chief Executive Officer of China SXAN Biotech, Inc., hereby acknowledges that:

-	China SXAN Biotech, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;

-	Staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

-	China SXAN Biotech, Inc. may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Feng Zhen Xing

Feng Zhen Xing
Chief Executive Officer

EXHIBIT I

Unaudited Pro Forma Condensed Financial Statements
As of June 30, 2007

The following unaudited pro forma condensed financial statements of China SXAN Biotech Inc. (f/k/a Advance Technologies Inc.) (the “Company”) have been prepared to indicate how the financial statements of the Company might have looked if the share exchange with American SXAN Biotech Inc and transactions related to the share exchange had occurred as of the beginning of the period presented.

The pro forma condensed financial statements have been prepared using the unaudited historical financial statements of the Company and American SXAN Biotech Inc. as of and for the year ended June 30, 2007. For accounting purposes, because the share exchange resulted in the issuance of common shares equal to over 95% of the outstanding equity, the share exchange will be treated as a recapitalization of Advance Technologies Inc.

The pro forma condensed financial statements should be read in conjunction with a reading of the historical financial statements of the Company and American SXAN Biotech Inc. The pro forma condensed financial statements are presented for illustrative purposes only and are not intended to be indicative of actual financial condition or results of operations had the share exchange been in effect during the periods presented, or of financial condition or results of operations that may be reported in the future.

Note that the pro forma adjustments contained in the pro forma condensed financial statements relate to the assumption of all prior and existing liabilities of China SXAN Biotech Inc upon consummation of the share exchange.

China SXAN Biotech Inc.
(Formerly Advance Technologies Inc.)
Unaudited Pro Forma Condensed Balance Sheet
June 30, 2007
	Historical		Proforma
	Advance Tech.	American SXAN	Adjustments	Notes	Combined
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2,087	4,892	325,000	(a)	331,979
Accounts receivable, net of allowance of $6,666	5,100	1,326,481	-		1,331,581
Inventory	-	1,332,469	-		1,332,469
Other receivables	-	678,344	-		678,344
Advances to supplier	-	1,877,554	-		1,877,554
Prepaid expenses	385	151	-		536
Total Current Assets	7,572	5,219,891	325,000-	(a)	5,552,463

PROPERTY AND EQUIPMENT, NET	551	837,047	-		837,598

OTHER ASSETS
Intangible assets, net	-	4,155,315	-		4,155,315
Definite-Life Intangible Assets	16,765	-	-		16,765
Total Other Assets	16,765	4,155,315	-		4,172,080

Total Assets	24,888	10,212,253	325,000	(a)	10,562,141

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	82,868	425,875	-		508,743
Income taxes payable	-	736,496	-		736,496
Related party loans	79,350	-	-		79,350
Due to stockholders	-	225,474	-		225,474
Total Current Liabilities	162,218	1,387,845	-		1,550,063

STOCKHOLDERS’ EQUITY
Series A convertible preferred stock, $0.001 par value	27,011	-	-		27,011

Common stock, $0.001 par value	39,528	900,000	57,143	(a)	1,023,683

Paid-in capital	-	4,667,380	(4,667,380)	(a)	-
Statutory reserve	-	378,782	-		378,782
Additional paid-in capital	644,438	-	3,186,929	(a)	3,831,367
Retained earnings (deficit)	(848,307)	3,360,137	848,307	(a)	3,360,137
Accumulated other comprehensive income	-	418,109	-		418,109
Total Stockholder's Equity	(137,330)	8,824,408	-		8,687,078

Total Liabilities and Stockholders' Equity	24,888	10,212,253	-		10,562,141
Note: (a) These adjustments reflect the recapitalization of the Company as a result of the transactions related to the share exchange.

China SXAN Biotech Inc.
(Formerly Advance Technologies Inc.)
Unaudited Pro Forma Condensed Statements of Operations and Comprehensive Income
Year Ended June 30, 2007

	Historical		Proforma
	Advance Tech.	American SXAN	Adjustments	Notes	Combined

SALES	13,908	5,535,608	-		5,549,516

COST OF GOODS SOLD	-	2,207,496	-		2,207,496

GROSS PROFIT	13,908	3,328,112	-		3,342,020

EXPENSES
Selling, general and administrative	33,525	510,288	-		543,813

INCOME FROM OPERATIONS	(19,617)	2,817,824	-		2,798,207

OTHER INCOME (EXPENSE), NET
Interest income (expense)	(13,213)	(743)	-		(13,956)
Non-operating income (expense)		13,110	-		13,110
Other income (expense), net	-	13,065	-		13,065
Total other income (expense)	(13,213)	25,432	-		12,219

INCOME BEFORE PROVISION FOR INCOME TAX	(32,830)	2,843,256	-		2,810,426

PROVISION FOR INCOME TAX		434,007	-		434,007

NET INCOME (LOSS)	(32,830)	2,409,249	-		2,376,419

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment		366,483			366,483

COMPREHENSIVE INCOME	(32,830)	2,775,732	-		2,742,902

BASIC EARNINGS PER SHARE	(0.00)		1.33	(a)	1.33
DILUTED EARNINGS PER SHARE	(0.00)		0.13	(a)	0.13

Notes to Pro Forma Condensed Combined Financial Statements

Note 1 - Basis of Presentation

The Unaudited Pro Forma financial statements reflect financial information, which gives effect to the (a) acquisition of all the outstanding common stock of American SXAN Biotech Inc. in exchange for Series B Preferred Shares that were convertible into 900,000,000 common shares  of China SXAN Biotech Inc. (the “Company”) and (b) the related sale by the Company of 57,143,302 common shares for $325,000.

The acquisition has been accounted for as a reverse acquisition under the purchase method for business combinations. The combination of the two companies is recorded as a recapitalization of the Company pursuant to which American SXAN Biotech Inc. is treated as the continuing entity. Because the acquisition was accounted for as a reverse acquisition, there was neither goodwill recognized nor any adjustments to the book value of the net assets of American SXAN Biotech Inc that would affect the Pro Forma Statement of Operations.

The Equity statement in the Consolidated Pro Forma Balance Sheet assumes the conversion of the Series B Preferred Stock into 900,000,000 shares of common stock.

Note 2 - Adjustments

All of the adjustments to the Unaudited Pro Forma financial statements are due to the agreement with the majority owner of the Company prior to the share exchange under which all the existing liabilities prior to and at closing of the share exchange have been assigned to a subsidiary, the capital stock of which will be distributed to the individuals who were shareholders of the Company prior to the closing of the share exchange.. As such, all the prior period expenses are essentially being paid by the discontinued subsidiary  and not the Company. Therefore, all the liabilities and related expenses have been adjusted out of the Pro Forma financial statements. The adjustment to the Statement of Operations shows the adjustment as Other Income, as this arrangement will essentially create debt forgiveness income in an amount equal to the liabilities being paid by the subsidiary.

                                    EXHIBIT II

AMERICAN SXAN BIOTECH INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007 AND 2006

FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm ...1
Balance Sheet ...2
Consolidated Statements of Operations and Comprehensive Income ...3
Consolidated Statements of Stockholders’ Equity ...4
Consolidated Statements of Cash Flows ...5
Notes to Consolidated Financial Statements ...6

Report of Independent Registered Public Accounting Firm

To the Board of Directors
American Sxan Biotech Inc.

We have audited the accompanying consolidated balance sheet of American Sxan Biotech Inc. as of June 30, 2007, and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for the years ended June 30, 2007 and 2006.  These financial statements are the responsibility of the Company's management.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Sxan Biotech Inc. as of June 30, 2007, and the results of their operations and cash flows for the years ended June 30, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

Parsippany, New Jersey
November 8, 2007

AMERICAN SXAN BIOTECH INC.

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2007

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$4,892
Accounts receivable, net of allowance of $6,666	1,326,481
Other receivables	678,344
Inventory	1,332,469
Advances to suppliers	1,877,554
Prepaid expenses	151
Total Current Assets	5,219,891

PROPERTY AND EQUIPMENT, NET	837,047

OTHER ASSETS
Intangible assets, net	4,155,315

Total Assets	$10,212,253

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$425,875
Income taxes payable	736,496
Due to stockholders	225,474
Total Current Liabilities	1,387,845

STOCKHOLDERS’ EQUITY
Capital contribution	4,667,380
Retained earnings	3,360,137
Statutory reserve	378,782
Accumulated other comprehensive income	418,109
Total Stockholders’ Equity	8,824,408

Total Liabilities and Stockholders' Equity	$10,212,253

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN SXAN BIOTECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED JUNE 30,

	2007	2006

REVENUE	$5,535,608	$1,907,678

COST OF GOODS SOLD	2,207,496	595,082

GROSS PROFIT	3,328,112	1,312,596

SELLING, GENERAL AND ADMINISTRATIVE	510,288	82,895

INCOME FROM OPERATIONS	2,817,824	1,229,701

OTHER INCOME (EXPENSE)
Other income, net	13,065	974
Non-operation income	13,110	590
Interest income (expense), net	(743)	417

Total Other Income (Expense)	25,432	1,981

INCOME BEFORE PROVISION FOR INCOME TAX	2,843,256	1,231,682

PROVISION FOR INCOME TAX	434,007	118,898

NET INCOME	2,409,249	1,112,784

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	366,483	51,626

COMPREHENSIVE INCOME	$2,775,732	$1,164,410

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN SXAN BIOTECH INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

		Retained		Accumulated Other	Total
	Capital	Earnings	Statutory	Comprehensive	Stockholders’
	contribution	(Deficit)	Reserves	Income	Equity

Balance June 30, 2005	$36,300	$190,307	$26,579	$-	$253,186

Contribution of capital	931,700	-	-	-	931,700

Noncash contribution of capital	3,399,180	-	-	-	3,399,180

Net income	-	1,112,784	-	-	1,112,784

Statutory Reserves	-	(111,278)	111,278	-	-

Foreign currency translation
adjustment	-	-	-	51,626	51,626

Balance June 30, 2006	$4,367,180	$1,191,813	$137,857	$51,626	$5,748,476

Contribution of capital	300,200	-	-	-	300,200

Net income	-	2,409,249	-	-	2,409,249

Statutory Reserves	-	(240,925)	240,925	-	-

Foreign currency translation
adjustment	-	-	-	366,483	366,483

Balance June 30, 2007	$4,667,380	$3,360,137	$378,782	$418,109	$8,824,408

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN SXAN BIOTECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30,

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$2,409,249	$1,112,784
Adjustments to reconcile net income to net cash
Provided (used) by operating activities:
Depreciation	193,485	180,978
Amortization	83,016	1,205
Intangible assets	-	(4,006,400)
Non-cash capital contribution	-	3,399,180
Bad debt expense	6,493	-
Changes in assets and liabilities:
Accounts receivable	(1,298,576)	-
Other receivables	(120,482)	(444,095)
Inventory	(614,197)	(233,099)
Advances to suppliers	(1,828,866)	-
Prepaid expenses	462	501
Accounts payable and accrued expenses	340,380	(705,137)
Income taxes payable	544,944	120,029
Total Adjustments	(2,693,341)	(1,686,838)

Net Cash Used by Operating Activities	(284,092)	(574,054)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(85,101)	(132,924)
Net Cash Used by Investing Activities	(85,101)	(132,924)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock	303,773	964,040
Proceeds (repayments) of stockholders’ loans	67,340	(267,638)

Net Cash Provided by Financing Activities	371,113	696,402

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH	189	10,681

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,109	105

CASH AND CASH EQUIVALENTS - BEGINNING	2,783	2,678

CASH AND CASH EQUIVALENTS - ENDING	$4,892	$2,783

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN SXAN BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007 AND 2006

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

American Sxan Biotech Inc. (the “Company”) was formed on August 21, 2006 in the state of Delaware.  On Oct 31, 2006, the Company acquired 100% of the stock of Tieli Xiaoxinganling Forest Breeding Co., Ltd. Its primary business is to breed and raise forest frogs and pigs for sale to both the food service industry and directly to the public.  Tieli Xiaoxinganling Forest Breeding Co., Ltd. is located in the City of Tieli, Helongjiang Province, PRC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the parent company and the subsidiaries.  Intercompany accounts and transactions have been eliminated in consolidation.

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the Unites States of America (GAAP).

CASH AND CASH EQUIVALENTS

In accordance with Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows," the Company considers all highly liquid instruments with original maturities of three months or less to be cash and cash equivalents.

ACCOUNTS RECEIVABLE

The Company’s sales terms allow for payments to be made for up to one year.   Management reviews customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the need for reserves.  Allowance for doubtful accounts amounted to $6,666 at June 30, 2007.

INVENTORY

Inventories are stated at the lower of cost or net realizable value.  Cost is calculated on the weighted-average basis and includes all costs to acquire and other costs incurred in bringing the inventories to their present location and condition.  We evaluate the net realizable value of our inventories on a regular basis and record a provision for loss to reduce the computed weighted-average cost if it exceeds the net realizable value.

AMERICAN SXAN BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007 AND 2006

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and depreciation is provided using the straight-line method, less a base salvage value of 4% of the assets’ stated cost, between 5 to 10 years. The carrying value of long-lived assets is evaluated whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable.  If necessary, the Company recognizes an impairment loss for the difference between the carrying amount of the assets and their estimated fair value.  Fair value is based upon current and anticipated future undiscounted cash flows.  Expenditures for maintenance and repairs are charged to operations as incurred; additions, renewals and betterments are capitalized.  Based upon its most recent analysis, the Company believes that no impairment of property and equipment exists for the year ended June 30, 2007.

VALUATION OF LONG-LIVED ASSETS

The Company adopted Statement of Financial Accounting Standards No. 144,  "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Per SFAS 144, the Company is required to periodically evaluate the carrying value of long-lived assets and to record an impairment loss when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts.

In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets.  Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.  Based on its review, the Company is of the opinion that as of June 30, 2007 there were no significant impairments of its long-lived assets.

REVENUE RECOGNITION

The Company recognizes revenue at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the company exist and collectibility is reasonably assured.

ADVERTISING COSTS

The Company expenses the cost of advertising as incurred.   Advertising costs for the years ended June 30, 2007 and 2006 were insignificant.

AMERICAN SXAN BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007 AND 2006

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INCOME TAXES

Deferred income taxes are computed using the asset and liability method, such that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between financial reporting amounts and the tax basis of existing assets and liabilities based on currently enacted tax laws and tax rates in effect in the People’s Republic of China for the periods in which the differences are expected to reverse.  Income tax expense is the tax payable for the period plus the change during the period in deferred income taxes.  A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.  No differences were noted between the book and tax bases of the Company’s assets and liabilities, respectively.  Therefore, there are no deferred tax assets or liabilities for the year ended June 30, 2007.

The Company is subject to PRC Enterprise Income Tax at a rate of 15% of net income.  Given that the Company is doing business in the husbandry industry, the Company is allowed to delay paying income taxes until September 30, 2007.  The Company has been accruing income tax since its inception.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company considers the carrying amounts reported in the balance sheet for current assets and current liabilities qualifying as financial instruments and approximating fair value.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

The financial position and results of operations of the Company’s foreign subsidiaries are determined using local currency (Chinese Yuan) as the functional currency.  Assets and liabilities of the subsidiaries are translated at the prevailing exchange rate in effect at each year end.  Contributed capital accounts are translated using the historical rate of exchange when capital is injected.  Income statement accounts are translated at the average rate of exchange during the year.  Translation adjustments arising from the use of different exchange rates from period to period are included in the cumulative translation adjustment account in shareholders' equity.  Gains and losses resulting from foreign currency transactions are included in operations.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from those estimates.

NOTE 3 – OTHER RECEIVABLES

Other receivables represent advances made to third parties for non-operating purposes.  They are unsecured and non-interest bearing.  Management is of the opinion that the reported amounts will be fully collected and therefore, no allowance is deemed necessary.

AMERICAN SXAN BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007 AND 2006

NOTE 4 – INVENTORY

Inventory at June 30, 2007 consisted of the following:

Food for frogs	$148,834
Food for pigs	50,266
Frogs in process	86,125
Pigs in process	122,502
Packaging supplies	260,107
Finished goods	664,635
Total	$1,332,469

NOTE 5 – ADVANCES TO SUPPLIERS

As a common business practice in China, the Company is required to make advance payments to certain suppliers for purchase of raw material.  Such advances are interest-free and unsecured.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment at June 30, 2007 consisted of the following:

Buildings	$1,280,322
Equipment	46,058
Breeding livestock	1,176
Construction in progress	9,331
$1,336,887
Less: accumulated depreciation	499,840
Total	$837,047

Depreciation expense for the years ended June 30, 2007 and 2006 was $193,485 and $180,978, respectively.

AMERICAN SXAN BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007 AND 2006

NOTE 7 – INTANGIBLE ASSETS, NET

Net intangible assets at June 30, 2007 were as follows:

Rights to use land	$4,242,650
Less: accumulated amortization	87,335
Total	$4,155,315

The Company's office and production sites are located in Tieli City and Jiamusi City, Heilongjiang Province, PRC.  The Company leases land per a real estate contract with the government of the People's Republic of China for a period from 2003 through 2057.  Per the People's Republic of China's governmental regulations, the Government owns all land.

The Company has recognized the amounts paid by a shareholder for the acquisition of rights to use land as an intangible asset (“Rights to use land”) and a non-cash capital contribution. The Company is amortizing the asset over a period of fifty (50) years.

Amortization expense for the Company?痵 intangible assets for the years ended June 30, 2007 and 2006 amounted to $83,016 and $1,205, respectively.

The following is a list of approximate amortization expense for the Company’s intangible assets over their useful lives:

2008	$83,016
2009	83,016
2010	83,016
2011	83,016
2012	83,016
2013 and thereafter	3,740,235

Total	$4,155,315

NOTE 8 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The carrying value of accounts payable and accrued expenses approximate fair value due to the short-term nature of the obligations.

NOTE 9– DUE TO STOCKHOLDERS

Loans from stockholders are short-term in nature, unsecured and non-interest bearing.

NOTE 10– SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid for interest was $743 and $-0- and $434,007 and $118,898 for income taxes during the years ended June 30, 2007 and 2006, respectively.

AMERICAN SXAN BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007 AND 2006

NOTE 10 – EMPLOYEE WELFARE PLAN

The Company has established an employee welfare plan in accordance with Chinese law and regulations. The Company makes annual contributions of 14% of all employees' salaries to the employee welfare plan.

NOTE 11– STATUTORY COMMON WELFARE FUND

As stipulated by the People’s Republic of China (PRC), net income after taxation can only be distributed as dividends after appropriation has been made for the following:

(i)	Making up cumulative prior years’ losses, if any;

(ii)
Allocations to the “Statutory surplus reserve” of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the Company's registered capital;

(iii)
Allocations of 5-10% of income after tax, as determined under PRC accounting rules and regulations, to the Company's “Statutory common welfare fund”, which is established for the purpose of providing employee facilities and other collective benefits to the Company's employees;

(iv)	Allocations to the discretionary surplus reserve, if approved in the shareholders’ general meeting.

The Company did not provide a reserve for the welfare fund for the years ended June 30, 2007 and 2006, respectively.

AMERICAN SXAN BIOTECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007 AND 2006

NOTE 12 – RISK FACTORS

Four major customers accounted for approximately 68% of the net revenue for the year ended June 30, 2007 and two major customers accounted for approximately 87% of the net revenue for the year ended June 30, 2006.

The Company's operations are carried out in the PRC.  Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC?痵 economy.  The Company's business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

NOTE 13 - CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to credit risk consist principally of cash on deposit with a financial institution of $3,885.

NOTE 14 - SUBSEQUENT EVENTS

On July 10, 2007 Advance Technologies acquired the outstanding capital stock of American SXAN Biotech, Inc, a Delaware corporation (“American SXAN”). American SXAN is a holding company that owns all of the registered capital of Tieli Xiaoxinganling Forest Frog Breeding Co., Ltd. (“Tieli Xiaoxinganling”), a corporation organized under the laws of The People’s Republic of China. Tieli Xiaoxinganling is engaged in the business of manufacturing and marketing wines and tonics derived from domesticated forest frogs. All of Tieli Xiaoxinganling’s business is currently in China.

EXHIBIT III

American SXAN Biotech Inc.
STATEMENT OF STOCKHOLDERS EQUITY
As of Sep 30, 2007

				Accumulated
		Retained		Other	Total
	Capital	Earnings	Statutory	Comprehensive	Stockholders'
	Contributed	(Deficit)	Reserves	Income	Equity
Balance July 1, 2004	$36,300	$(48,911)	$	$	$(12,611)

Net Income-Tieli		265,797			265,797

Statutory Reserves		(26,579)	26,579		0

Balance June 30, 2005	$36,300	$190,307	$26,579	$0	$253,186

Sale of Common Stock	931,700				931,700

Noncash Contribution of Capital	3,399,180				3,399,180

Net Income-Tieli		1,112,784			1,112,784

Statutory Reserves		(111,278)	111,278		0

Foreign currency translation
adjustment				51,626	51,626

Balance June 30, 2006	$4,367,180	$1,191,813	$137,857	$51,626	$5,748,476

Contribution of Capital	299,805				299,805

Net Income-American SXAN		1,650,133			1,650,133

Foreign currency translation
adjustment				253,599	253,599

Balance March 31, 2007	$4,666,985	$2,841,946	$137,857	$305,225	$7,952,013

Contribution of Capital	395				395

Net Income-American SXAN		759,116			759,116

Statutory Reserves		(240,925)	240,925		0

Foreign currency translation
adjustment				112,883	112,883

Balance June, 2007	$4,667,380	$3,360,137	$378,782	$418,108	$8,824,407

Contribution of Capital

Net Income-American SXAN		604,980			604,980

Statutory Reserves					-

Foreign currency translation
adjustment				132,516	132,516

Balance Sep, 2007	$4,667,380	$3,965,117	$378,782	$550,624	$9,561,903